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                             August 25, 2022

       Christopher A. Tomasso
       President and Chief Executive Officer
       First Watch Restaurant Group, Inc.
       8725 Pendery Place, Suite 201
       Bradenton, FL 34201

                                                        Re: First Watch
Restaurant Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
23, 2022
                                                            CIK No. 0001789940

       Dear Mr. Tomasso:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Alex Lynch